Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

May 27, 2011

VIA EDGAR ONLY

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:           DNA Brands, Inc.
Amendment No. 4 to Form S-1;
SEC File No. 333-171177

Dear Mr. Koduri:

Filed electronically on behalf of the above referenced registrant (the “Registrant” or “Company”) is Amendment No. 4 to the Form S-1 (the “Amendment”) submitted in response to the staff’s written comments of May 6, 2011.  This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.  All page references refer to the filed Amendment.

General

Comment No. 1

Due to the position taken by the staff on this issue the Registrant has elected to remove the shares subject to the proposed distribution from the registration statement.  The Amendment has been revised to reflect and discuss only the shares being registered on behalf of the Selling Shareholders.  For the record, the Registrant believes that the position of the staff on this issue is incorrect, does not follow the rules and regulations promulgated by the SEC and further, places an undue burden upon the Company and its shareholders.

Exhibits

Comment No. 2

The relevant exhibit was filed as Exhibit 10.24 to the Registrant’s Form 10-Q for the period ended March 31, 2011.

Ajay Koduri, Esq.
Division of Corporate Finance
United States Securities and Exchange Commission

Based on the foregoing responses to the staff's letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.  Additionally, we believe that, because of the completeness of the Amendment, an effective date of June 1, 2011, or as soon thereafter as practicable, is appropriate.  We intend to contact you prior to said date to confirm that you agree and thereafter, file a request for acceleration of effectiveness.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey
For the Firm

cc:           D. Marks, President
DNA Brands, Inc.